Ratio of Earnings to Fixed Charges:

Our ratio of earnings to fixed charges for each of the periods indicated (dollars in millions):

	Fiscal Year							Supplemental pro forma twelve months ended February 3, 2007
						Three months ended May 5, 2007	Three months ended April 29, 2006
	2002	2003	2004	2005	2006
Fixed charges
Interest expense (total)	$21.1	$20.3	$20.4	$22.4	$104.5	$95.4	$0.2	$395.5
Interest factor attributable to rental expense	72.2	78.8	85.2	92.1	98.0	24.3	25.4	98.0

Total fixed charges	$93.3	$99.1	$105.6	$114.5	$202.5	$119.7	$25.6	$493.5
Earnings
Pre-tax income (loss) from continuing operations	$223.4	$274.7	$326.9	$368.6	$110.0	$(33.5)	$83.1	$(190.7)
Plus fixed charges	93.3	99.1	105.6	114.5	202.5	119.7	25.6	493.5

Total earnings	$316.7	$373.8	$432.5	$483.1	$312.5	$86.2	$108.6	302.8
Ratio of earnings to fixed charges(1)	3.4	3.8	4.1	4.2	1.5	—	4.2	—
Deficiency	—	—	—	—	—	$(33.5)	—	$(190.7)

(1)
This ratio is computed by dividing the total earnings by the total fixed charges. Earnings are defined as income (loss) before income taxes and cumulative effect of accounting change, plus fixed charges. Fixed charges are defined as total interest expense related and an estimate of the interest component within rent expense.